Exhibit 8.1

List of Subsidiaries of Videotron Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
9227-2590 Québec inc.	Québec
9230-7677 Québec inc.	Québec
9293-6707 Québec inc.	Québec
8487782 Canada inc.	Canada
8513872 Canada inc.	Canada
Videotron G.P.	Québec
Videotron Infrastructures inc.	Canada
Videotron L.P.	Québec
Videotron US Inc.	Delaware
SETTE inc.	Québec